UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-132111
United Airlines Management and Administrative 401(k) Plan
(Exact name of registrant as specified in its charter)

Benefits Administration Department – WHQHR
United Air Lines, Inc., P.O. Box 66100, Chicago, Illinois 60666
(847) 700-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Mileage Plus, Inc. Investment Plus Plan
(Title of each class of securities covered by this Form)

Plan Interests in the United Airlines Management and Administrative 401(k) Plan
Common Stock, $.01 par value, purchasable pursuant to the United Airlines Management and
Administrative 401(k) Plan
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date: None
     Effective December 31, 2007, the Mileage Plus, Inc. Investment Plus Plan (the “MPI Plan”) was merged into the United Airlines Management and Administrative 401(k) Plan (the “SAM Plan”). As a result, the MPI Plan ceased to exist and the interests in the MPI Plan, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Pursuant to Rule 15d-6, the SAM Plan has filed this Form 15 as successor in interest to the MPI Plan to reflect the suspension of the MPI Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the United Airlines Management and Administrative 401(k) Plan, as successor to the Mileage Plus, Inc. Investment Plus Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

UNITED AIRLINES MANAGEMENT AND ADMINISTRATIVE 401(K) PLAN, SUCCESSOR TO THE MILAGE PLUS, INC. INVESTMENT PLUS 401(K) PLAN

Date: May 16, 2008	By:	/s/ M. Lynn Hughitt

	Name:	M. Lynn Hughitt
	Title:	Member of the Retirement and Welfare
Administration Committee, the Plan Administrator